

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2013

<u>Via E-mail</u>
Frank B. Wyatt, II
Senior Vice President, General Counsel and Secretary
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

> **Re: CommScope Holding Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 2, 2013**
> **File No. 333-190354**

Dear Mr. Wyatt:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note the presentation of non-GAAP measures titled adjusted operating income and adjusted net income. Please revise the titles of these measures to use a description that is not the same or similar to GAAP titles. Please refer to the guidance in Item 10(e) of Regulation S-K.

2. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

3. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

4. We note that you cite to industry research for information and statistics regarding economic trends and industry data. Please provide us with marked copies of any materials that support these and other third-party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

5. We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion and underwriting agreement. We must review these documents before the registration statement is declared effective, and we may have additional comments.

6. We note your statements throughout the prospectus that you are the global market leader in your segment. Please expand your disclosure to provide the measure by which you have determined your market position and your relative market share.

7. Please strive to eliminate the use of redundant and repetitive disclosure throughout your prospectus. You may need to evaluate and/or consider the manner in which you have presented the information so that your disclosure is consistent with the principles set forth in Rule 4219b) of Regulation C. For example, we note that your prospectus summary appears to be largely repeated in your Business section.

Market and Industry Data, page ii

8. We note your statement that you "have not independently verified market and industry data from third-party sources." Please revise your disclosure to remove the implication that you are not responsible for the accuracy and completeness of the information in your prospectus.

Prospectus Summary, page 1

9. Please provide a concise summary, in non-technical terms, of the services and products you provide to your customers.

10. Please disclose the amount of your outstanding debt, including the amount attributable to the Acquisition Transaction and the amount attributable to dividend payments made since the Acquisition Transaction.

Risk Factors, page 18

A substantial portion of our business is derived from a limited number of key customers or distributors, page 19

11. We note your disclosure regarding the concentration of your revenue. Revise your disclosure here and in your Business section, as appropriate, to provide the material terms of your arrangements and or agreements with your key customers and distributors, including whether you have written agreements with these parties. For example, please disclose whether you enter into long-term agreements with your key customers or short-term project based arrangements. If your arrangements are project based, please disclose whether your key customers change from period to period.

Our future success depends on our ability to anticipate and adapt to technological change…, page 19

12. We note your statement that you are partially dependent on the commercial deployment of technologies based on CDMA. We note that several wireless providers in the US have announced plans to shut down legacy CDMA networks. Please revise your risk factors to address whether you believe this trend poses a risk to your operations.

We depend on channel partners to sell our products in certain markets…, page 22

13. Please disclose the amount of your revenue attributable to sales by distributors, value-added resellers and system integrators.

We may need to undertake additional restructuring actions in the future, page 26

14. Please quantify the restructuring charges associated with your restructuring activities following the Acquisition Transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

15. Please enhance the overview of your management's discussion and analysis to discuss the likely impact of known trends, demands, commitments, events or uncertainties that are reasonably likely to have material effects on your financial condition or results of operations. For example, we note that you have undertaken cost savings initiatives and other restructuring activities including exiting facilities and reducing your workforce or relocating positions to lower cost geographies that have generated significant cost savings and that you expect further cost savings to be generated. We also note that you have incurred substantial debt since 2011. Please revise your overview to address in more detail how these trends, demands, commitments etc. are likely to affect your financial conditions or results of operations. For more information, refer to the Commission

Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, dated December 29, 2003), and Section III of the Interpretive Rule on Management's Discussion and Analysis (Release Nos. 33-6835, 34-26831, dated May 18, 1989).

Overview, page 51

16. Please revise your description of your primary sources of revenue for your Broadband segment to disclose the specific products and/or services you provide to cable television operators. For example, we note that in your disclosure relating to your Enterprise segment you discuss specific products and services, including "sales of optical fiber and twisted pair structured cabling solutions and intelligent infrastructure products…"

Critical accounting policies and estimates, Page 52

17. Please expand the disclosure of your critical accounting policies and estimates to include a description of the methods and assumptions used in estimating the fair value of the underlying stock and the options granted under your share-based compensation plans. Also provide the following disclosures:

   • A table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the latest fiscal year and any subsequent interim period; and
   • Narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the periods.

We may have additional comments when you disclose the anticipated offering price.

Impairment reviews of goodwill, page 55

18. We note your disclosure of the percentage by which fair value exceeded carrying value of your reporting units as of the most recent goodwill impairment test. Please expand the disclosure of the method used to estimate fair value for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test to include the following:

   • Description of key assumptions used and how the key assumptions were determined; and
   • Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Frank B. Wyatt, II
CommScope Holding Company, Inc.
August 28, 2013
Page 5

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test.

Results of Operations, page 57

19. Please revise your results of operations to discuss the underlying reasons for changes in your operating measures from period to period. Your discussion regarding results of operations should not consist merely of numeric dollar and percent changes measured from period to period of various line items in your income statement. For example, we note that an increase in your SG&A expense for the three and six months ended June 30, 2013 was partially offset by a decrease in bad debt expense. However, you do not discuss the underlying reasons for this decrease in bad debt expense or whether management believes that this trend will continue. Please revise your disclosure throughout your MD&A to cite the reasons behind changes from period to period. In addition, with respect to each material change identified, please state whether management believes that the change represents a trend and specify what actions management is taking to address the trend.

Liquidity and Capital Resources, page 70

20. Please revise footnote 1 to your table to clarify how you calculated working capital. For example, we are not able to recalculate your working capital simply by using current assets and current liabilities. To the extent applicable, please consider revising to reflect that you have also subtracted cash and cash equivalents from your current assets.

Financing Activities, page 71

21. Please revise your disclosure to clarify that you used the proceeds from your 2020 Notes to pay cash dividends in the first half of 2013. Please explain why you used the proceeds from these notes to pay dividends rather than fund your operations.

Description of Senior Secured Credit Facilities, page 75

22. We note that in your description of your 2019 Notes and 2020 Notes you disclose that the related indentures limit the ability of Commscope, Inc. and most of its subsidiaries from incurring additional debt. However, you also disclose that, subject to certain exceptions, these indentures permit Commscope, Inc. and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness. Please revise your disclosure to specify the limitations, and exceptions, imposed by your indentures on Commscope, Inc. and its restricted subsidiaries ability to incur additional debt.

Revolving Credit Facilities, page 75

23. Please revise to disclose whether you are currently in compliance with the covenants under your credit facilities.

24. You disclose on page 76, "other ratios under our revolving credit facility, our term loan facility, the 2019 Notes and the 2020 Notes are calculated in part based on financial measures similar to Adjusted EBITDA as presented in this prospectus". We also note disclosures related to the 2019 Notes and 2020 Notes found on pages 78 and 79 that there are no financial maintenance covenants. Please revise the document to address this apparent inconsistency or tell us why no revision is needed.

Nonqualified Deferred Compensation for 2012, page 116

25. We note your disclosure that your SERP "provides for an annual contribution by us to each participant's account in an amount generally equal to 5% of such participant's base salary and AIP bonus paid for the respective year up to a cap (which in 2012 was $250,000), plus 15% of the amount in excess of the cap." Please discuss how, based on that formula, Mr. Edward's 2012 SERP payment was determined.

Certain Relationships and Related Party Transactions, page 125

26. Please disclose the amount that will be paid to Carlyle to terminate its management agreement.

Notes to Consolidating Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-30

27. Please disclose your revenue recognition policies for sales to your value-added resellers, system integrators, and distributors if material.

4. Goodwill and Other Intangible Assets, page F- 38

28. We note you amortize your Customer base finite lived intangible asset on a straight-line basis. Referring to ASC 350-30-35-6, tell us in detail why this amortization method is more appropriate than an accelerated method.

29. We note the disclosed weighted-average amortization period of 10.5 years for Customer Base. Please describe your basis for determining the useful life. Refer to ASC 350-30-35-3.

10. Employee Benefit Plans

30. We note that you have combined disclosures about pension plans outside the U.S. together with those for U.S. plans. We further note the foreign plans represent 40% of the total pension benefit obligation. Please explain how your disclosure complies with ASC 715-20-50-4.

13. Commitments and Contingencies

Legal Proceedings, page F-60

31. We note your disclosure regarding the May 12, 2010 stockholder class action lawsuit. Please tell us why you are unable to estimate a range of possible losses. Explain to us the procedures you undertake to attempt to develop a range of reasonably possible loss for disclosure, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director